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                                                                    Exhibit 99.1
                                                                    ------------

[TECHFAITH WIRELESS LOGO]

     TECHFAITH REITERATES FISCAL YEAR 2005 GUIDANCE AND ANNOUNCES ACTING CFO

BEIJING, CHINA -- FEBRUARY 16, 2006, China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today reiterated its prior guidance for the fiscal year ended December 31, 2005. The company also announced the appointment of Mr. Peter Wei as Acting Chief Financial Officer. Mr. Wei replaces Ms. Eva Hon who recently resigned from her position in order to relocate back to Hong Kong to join her family. The company has commenced a formal search to fill its Chief Financial Officer position and will include both internal and external candidates. Mr. Wei, an experienced financial executive, joined TechFaith as Chief Accounting Officer in March 2005.

Defu Dong, Chairman and Chief Executive Officer of TechFaith, said "We thank Eva for her valuable contribution to TechFaith, respect her decision and wish her and her family all the best. We are pleased to have Peter Wei, an experienced financial executive, to help TechFaith during this transition period. Peter will be supported where appropriate by Dr. Gilbert Lee, our former independent director and audit committee member who formally joined us earlier this month as the Chief Operating Officer, bolstering our already strong executive team."

Separately, TechFaith reiterated its prior guidance for the fiscal year ended December 31, 2005, which was provided on November 15, 2005. Previously, the company indicated that revenue for the full year 2005 was expected to be approximately US$90 million and adjusted net income per ADS (non-GAAP) for the full year 2005 was expected to be at least US$0.93 per ADS. When calculating the expected adjusted net income per ADS (non-GAAP) in this paragraph, TechFaith used the total outstanding ordinary shares (each ADS represents 15 ordinary shares) as of September 30, 2005 as a basis for such calculation. If it then used the weighted average number of ordinary shares outstanding for the year ended December 31, 2005 as a basis for its calculation in accordance with US GAAP, the net income per ADS for 2005 was expected to be at least US$1.01 per ADS, assuming that no new ordinary share is issued by us between September 30, 2005 and December 31, 2005.

Mr. Dong concluded, "We remain very positive about TechFaith's growth prospects based on the strength of our core business and customer base, our industry expertise, and the expected handset market growth. TechFaith always aims to become the largest handset application software and handset solution provider in the world and we are off to a strong start."

Peter Wei has been TechFaith's Chief Accounting Officer since March 2005. Prior to joining TechFaith, Mr. Wei was the finance director of Hurray Solutions! for three years. Mr. Wei also worked as senior financial manager of Compaq Computer Corporation in China for two years. From 1992 to 1997, he served in various financial positions, including corporate auditor, finance manager and accounting and information system manager, with Motorola Inc. and Motorola China Electronics Ltd. Mr. Wei also has over four years work experience at the Ministry of Finance in China. Mr. Wei received a bachelor's degree in computer software from the Central-South University of Technology in China in 1984, a master's
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degree in accounting from the Fiscal Science Research Institute in
China in 1987 and an MBA degree from the University of Tennessee in 1999.


ABOUT TECHFAITH

TechFaith (Nasdaq: CNTF) is one of the largest handset application software and handset solution provider based in China. With the technology capabilities in developing MMI/UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of major global operators. TechFaith provides a full range of handset application software including WAP, Java, MMS, WWW browser, SyncML and DRM. TechFaith is also capable of providing total solutions for upper layer software of handset. In addition, TechFaith has the capability to develop smart phones and smart phone software based on open operating systems including Linux and Windows CE. TechFaith is able to implement high-end smart phones integrating Bluetooth, WiFi, high mega pixel cameras, based on different communication technologies according to special requirements of customers. Based on the above technology and software capabilities, TechFaith provides a full range of services in handset design to satisfy different customers' needs. Our services include (i) handset design solutions; (ii) turnkey software and design solutions on chipsets; (iii) application software; and (iv) wireless module and wireless application products. For more information visit www.techfaithwireless.com.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "'will," "expects," "expected to," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as China TechFaith's strategic and operational plans, contain forward-looking statements. China TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, China TechFaith's ability to retain existing or attract additional international customers, China TechFaith's earnings or margin declines, failure of competing against new and exist competitors, and other risks outlined in China TechFaith's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:

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
In China:                                 In the U.S.:
Ms. Yuping OuYang                         David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-9918                      Tel:+646-536-7006
inforequest@mail.techfaith.cn             dpasquale@theruthgroup.com
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